Independence Holdings Corp.

277 Park Avenue, 29th floor, Suite B

New York, NY 10172

March 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Independence Holdings Corp.

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253095

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Holdings Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, March 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ John Lawrence Furlong
John Lawrence Furlong
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Davis Polk & Wardwell LLP